Exhibit 10.1

December 31, 2014

Mr. James N. Iademarco

RE: President & Chief Operating Officer Offer

Dear James,

We are pleased to offer to you the position of President & Chief Operating Officer with Marrone Bio Innovations, Inc. (the “Company”), reporting to Pam Marrone, CEO and Founder. Your start date will be January 3, 2015 or as soon as practical, but no later than January 15, 2015.

To meet or exceed the annual operational goals outlined in the strategic plan, the President will: Fully participate in the strategy, tactics, and budget processes

•	In collaboration with the CEO, CFO and management team, propose strategic direction for discussion and approval by the Board of Directors.

•	Work with the management team to create the operating plans and budgets to achieve the strategic goals

•	Establish the appropriate metrics to measure progress and identify variances

•	Participate in all Board meetings

Lead and direct day-to-day management of the company

•	Assume full financial responsibility for the company, including the income statement, balance sheet, and cash flow projections; maintain adequate cash flows and propose financing as may be required for the proper and efficient administration and operations of the company, subject to the policies established or resolutions made by the board of directors of the company

•	Directly manage all major operating functions of the company, provide mentoring and leadership to all the direct reports: CFO, General Counsel, Director of Manufacturing, Director of Supply Chain, SVP and CSO, VP of Regulatory Affairs, VP of Product Development, VP of Sales, and VP of Marketing

•	Drive sales revenues and company profitability

•	Build on existing best practices to further develop straightforward and strong business processes

•	Lead and set direction for the R&D, Supply Chain, and Commercial teams to build a robust product pipeline of existing and new products and/or services that differentiate the company from other players in the industry

•	Proactively work with existing technology and channel partners to maximize the outcomes of these partnerships

•	Create a culture of accountability with diligent follow-up and decisive corrective action

•	Foster continuous effective communication across all functions of the company and their partners

•	Ensure high levels of product quality and workplace safety

2121 Second Street, Suite B-107	● Davis, CA 95618	● Phone: 530-750-2800

•	With a transparent style, report to the Board of Directors on execution against annual budgets and plans, progress against strategic goals, and other significant matters requested by the Board of Directors

Support and assist the CEO

•	Assist the CEO and CFO in fund raising and business development activities as requested

•	Inspire and generate confidence in the ongoing operation of the company so that the CEO may focus on externally-facing priorities.

You will receive a base salary of $290,000 on an annualized basis. Subject to the approval of our Board of Directors, you will be granted a one-time option to purchase 412,411 shares of the Company’s common stock, representing 1.5% of the fully diluted outstanding shares of the company as of the date of this letter (“Initial Grant”). The price per share of any approved option will be the closing price of our common stock as of the date on which the Board approves the award, which will be possible without further delay after the Company’s statutory SEC filings are current. Your entitlement to any stock option that may be approved is, of course, conditioned upon your signing of an Award Agreement and will be subject to its terms and the terms of our 2013 Stock Incentive Plan. The option shares begin vesting on your first day of employment. The option will vest over a period of four (4) years. One year from the date of grant of the option, 25% of the total shares will be vested. Such option will continue to vest over the remaining 3 years on a pro-rata basis equally each month over the period following the date of grant (2.083% per month over 36 months). You must be continually employed by the Company for the option to continue to vest.

You will be eligible for annual stock option grants, which are based on the Company’s performance and are at the discretion of the Board.

You will be eligible to participate in the Company Bonus Plan, which changes from year to year, based on company and individual goals. Your portion of the 2015 bonus program will be paid on a pro-rata basis for the portion of the year worked for the Company. Your performance-based bonus can be up to 40% of your salary at target, with an additional 10% allowed for exceeding goals.

The Company will provide up to 3 months temporary housing upon your initial arrival in Davis, California and will provide a rental car during that time period or will pay to have your personal automobile shipped from your home. We require that you reside in the Davis area. Following the initial 3 months of temporary housing, the Company will provide a rental allowance not to exceed $2500 per month for up to 9 months. This temporary living assistance is not considered Relocation Assistance for the purpose of the payback provision. No later than the conclusion of the rental period, we require that you relocate to the Davis area. To support your relocation, the Company will pay reasonable and customary relocation expenses. The formula for determining the amount of relocation expenses reflects approximately $20,000 in moving expenses, costs related to selling your home in North Carolina based on a rate of 6% of the selling price of the home, and an amount in the nature of a tax gross-up. The payments of the tax gross-up will be made as the related income tax liability is incurred. Relocation expenses will include: reasonable costs for packing and moving your household goods (including 2 personal automobiles) from

2121 Second Street, Suite B-107	● Davis, CA 95618	● Phone: 530-750-2800

your residence in Raleigh, NC to the Davis area, which will be directly paid by the Company to the licensed mover of the Company’s choice; transportation to Davis; reimbursement of costs and fees for selling your house in Raleigh, NC (as described above); 2 house hunting trips for you and/or your spouse, and a cash payment of $2,000 to cover other miscellaneous moving expenses. Reimbursement for relocation-related expenses other than specifically described herein will be contingent on your submitting timely, reasonable written documentation of those expenses.

Should you leave the Company before completing 24 months after your start date or you are terminated “for cause” you agree to reimburse the Company all the relocation expenses that it reimbursed to you and/or paid to third parties (like moving companies or realtors) on your behalf, including the cash payment and tax gross-up. The total reimbursement amount will be reduced by l/24th for each full calendar month that you are employed by the Company. If the Company terminates your employment for any reason other than “cause”, including change-in-control, you will not be responsible for the repayment of any relocation expenses provided to you by the Company.

MBI will provide you with a company cell phone, laptop computer, and iPad.

You will be eligible for the Company’s benefits programs on the first day of the first full month of your employment:

•	Medical (MBI offers you a choice of a PPO, HMO or an HSA Plan), Dental and Vision Insurance for you. The Company will pay for 50% of your dependent premium for medical and dental insurance and you may pay the remaining 50% on a pre-tax basis under the Company’s medical plan.

•	Cafeteria Plan (Section 125 Plan) which gives you the ability to set aside a portion of your paycheck on a pre-tax basis for dependent premiums as well as set up a flexible spending account for dependent care and unreimbursed medical expenses.

•	Voluntary Supplemental Term Life Insurance and AD&D.

•	Long-term Disability Insurance for you, and $50,000 in Life Insurance for you with the option to increase the amount for you and dependents.

•	401(k) Plan participation. Subject to Board approval, you will receive a company match of $1 for $1 for the first 3% of your salary you contribute and $0.5 for the next 2% of your salary (i.e. the maximum match is 4% if you contribute 5% of your salary).

You will be entitled 3 weeks of vacation, accrued at 5.00 hours per pay period, which is equivalent to 120 hours on an annual basis.

2121 Second Street, Suite B-107	● Davis, CA 95618	● Phone: 530-750-2800

All the benefit programs and plans are offered solely at the discretion of the Company and may be added to, deleted from, or modified at any time and for any reason. In addition to a timely response, this offer is contingent upon successfully passing a background check, which may include work references, criminal, and education credential checks. For purposes of federal immigration laws, you are required to provide to the Company documentary evidence of your identity and eligibility to work in the United States. Such documentation must be provided to us within three (3) business days of your date of hire or our contingent employment relationship with you will be terminated. You will also be required to take a drug test within 24 hours of notification by the Company as a condition of employment. In addition, you will be required to sign the company’s standard employee confidentiality and inventions agreement.

In the event that your employment is actually or constructively terminated by the Company without cause (whether or not occurring in connection with a change in control of the Company) the Company will continue to pay for Salary, Life, Medical, Dental and Disability coverage, based on the following formula: If employment is less than 1 year, you will receive six (6) months payment; if employment is greater than 1 year you will receive twelve (12) months payment. In addition, in the event that your employment is terminated due to a change in control before completing 1 year of service, 25% of your Initial Grant of stock options will be accelerated and immediately vested; if after completing 1 year of service, an additional 25% of your Initial Grant of stock options (for a total of 50% ) will be accelerated and immediately vested. In the instance that the Company has in place, by June 30, 2015, a definitive agreement regarding change in control of the Company, then the total value of your compensation in the event of termination due to such change in control of the Company, including severance payments and the value of accelerated stock vesting shall not exceed $700,000. Should there be a material change, without your consent, in title, reporting relationship, responsibilities, location or salary, you have the right to resign, and you are entitled to the same health/severance/acceleration benefits as in termination without cause; in addition, your options get accelerated using the mechanism described above. This material change clause does not apply in a change in control situation.

All amounts payable under this letter are intended to comply with the “short term deferral” exception from Code Section 409A specified in Treas. Reg 1.409A-1(b)(4) (or any successor provision), and shall be interpreted in a manner consistent with the applicable exceptions.

Further, to the extent that any amounts payable in accordance with this letter are subject to Section 409A, this letter shall be interpreted and administered to comply with Section 409A to the maximum extent possible. Each installment payment of compensation under this letter shall be treated as a separate payment of compensation for the purpose of applying Section 409A. To the extent required to avoid a prohibited distribution under Section 409A, those benefits will not be provided to you until the earlier of (a) the expiration of the six-month period measured measured from your last day of employment or (b) the date of your death (“Delayed Payments”). On the first business day after expiration of the relevant period, all Delayed Payments will be paid in a lump sum and any remaining payments due will be paid as otherwise provided.

All reimbursements and benefits provided in this letter shall be made or provided in accordance with Section 409A, including, where applicable, the requirement that (i) any reimbursement shall be for expenses incurred during employment, (ii) the amount of expenses eligible for reimbursement or benefits provided during a calendar year may not affect the expenses eligible for reimbursement or benefits provided in any other calendar year, (iii) the reimbursement of an

2121 Second Street, Suite B-107	● Davis, CA 95618	● Phone: 530-750-2800

eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or benefits is not subject to liquidation or exchange for another benefit. All gross-up payments will be made within the time limits required by Section 409A.

If any of the payments or benefits to be provided to you pursuant to this letter (“Covered Payments”) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code of 1986 as amended (the “Code”) and would, but for this paragraph be subject to the excise tax imposed under Code Section 4999 (the “Excise Tax”), then the Covered Payments shall be reduced (but not below zero) to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax. Any such reduction shall be made by the Company in its sole discretion consistent with the requirements of Section 409A of the Code.

Your employment with the Company is for no specified period and constitutes at-will employment. As a result, you are free to resign at any time, for any reason or for no reason. We prefer, that if you resigned you would provide a four-week notice. Similarly, the Company is free to conclude its employment relationship with you at any time, with or without cause.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below and return it to Elin Miller, Chairman of the Board. This letter sets forth the terms of your employment with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement signed by the Company and by you.

We are very excited to have you join MBI. These are critically important times at MBI and we know that your skills and experience will be enhancing for MBI. I look forward to continuing to build the company with you and our team.

Sincerely,

Elin Miller,

Chairman of the Board

I, James N. Iademarco, accept the terms of this agreement.

Signature:
Date Signed:	January 2, 2015

2121 Second Street, Suite B-107	● Davis, CA 95618	● Phone: 530-750-2800